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                        UNITED STATES               OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     OMB NUMBER: 3235-0058
                    Washington, D.C. 20549          Expires: May 31, 1997
                                                    Estimated average burden
                         FORM 12b-25                hours per response....2.50

                                                    SEC File Number 0-28676
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                                                    CUSIP Number    38870L100
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                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q   [ ] Form N-SAR

    For Period Ended:  September 30, 1997
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                               Graphix Zone, Inc.
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Full Name of Registrant


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Former Name if Applicable

                              2915 Daimler Street
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Address of Principal Executive Office (Street and Number)

                          Santa Ana, California 92705
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               |    (a)     The reasons described in reasonable detail in Part
               |            III of this form could not be eliminated without
               |            unreasonable effort or expense;
               |
         [X]   |    (b)     The subject annual report, semi-annual report,
               |            transition report on Form 10-K, Form 20-F, Form
               |            11-K, Form N-SAR, or portion thereof, will be filed
               |            on or before the fifteenth calendar day following
               |            the prescribed due date; or the subject quarterly
               |            report or transition report on Form 10-Q, or portion
               |            thereof will be filed on or before the fifth
               |            calendar day following the prescribed due date; and
               |
               |    (c)     The accountant's statement or other exhibit required
               |            by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company employs only one full-time executive employee and several consultants and is in the midst of a restructuring. Management and its consultants have been required to spend a significant amount of time to structure and pursue the proposed restructuring plan. In light of these severe time demands of management, the Company's quarterly report on Form 10-Q could not be filed on a timely basis without unreasonable effort and expense.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                              SEC 1344 (11/91)
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                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                      John F. Della Grotta, Esq.,
                 Paul, Hastings, Janofsky & Walker LLP.        714               668-6210
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                                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment "A"
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                               Graphix Zone, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    11/14/97                        By  /s/ DAVID J. HIRSCHHORN
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                                                David J. Hirschhorn
                                                Chairman of the Board,
                                                President, Chief Executive
                                                Officer, Chief Financial
                                                Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                                 ATTACHMENT "A"


        Until June 1997, the principal business operations of the Company consisted of developing, producing and marketing interactive entertainment and multimedia products for the personal computer industry. During the third quarter of Fiscal 1997, the Company hired a new executive management team to evaluate the current business and operations and financial condition of the Company and, if necessary, restructure the Company. On June 3, 1997, the Board of Directors of the Company adopted the restructuring plan (the "Restructuring Plan") proposed by the management team, which included terminating the Company's existing business operations. By June 24, 1997, the Company had taken steps to cease its principal business operations and had terminated all-employees other than Mr. David Hirschhorn, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Treasurer of the Company. On each of July 14, 1997 and August 29, 1997, the Company received a Notice of Default and Demand for Payment from its senior secured lender based on the Company's failure to make certain interest payments when due. As of November 13, 1997, the Company has not paid the past-due amounts and the senior secured lender has not foreclosed on the senior secured loan. Since July 1997, the Company's business activities have consisted of licensing and attempting to enter into licenses for certain of the entertainment software products held in its library, divesting or disposing of its businesses and products related to the personal computer industry, and attempting to restructure its debt obligations, equity structure and business operations. In November 1997, the Company ceased attempting to enter into new licenses for its entertainment software products.

        As a result of the implementation of the Restructuring Plan and the cessation in June 1997 of most of the Company's business activities in the entertainment software industry, the Company experienced the following changes in its results of operations during the three months ended September 30, 1996 ("First Quarter 1996") as compared to the three months ended September 30, 1997 ("First Quarter 1997"): (i) net revenues decreased 80% from $3,455,135 during the First Quarter 1996 to $675,466 during the First Quarter 1997, (ii) cost of revenues decreased 94% from $871,820 during the First Quarter 1996 to $54,001 during the First Quarter 1997 and (iii) operating expenses decreased 85% from $2,246,576 during the First Quarter 1996 to $344,192 during the First Quarter 1997.

        Interest expense increased 454% from $33,901 during the First Quarter 1996 to $187,707 during the First Quarter 1997. The increase in interest expense is primarily related to the increase in the Company's notes payable balance as a result of borrowing $3,740,000 in January 1997 and $1,300,000 in June 1997 from its senior secured lender. During the First Quarter 1997, the Company incurred amortized loan expenses of $387,466 and did not incur any similar expenses in First Quarter 1996. The amortized loan expenses relate to the Company's borrowings in January and June 1997, and therefore, no amortized loan expenses were incurred during the First Quarter 1996.

        During the First Quarter 1996, the Company's net income was $302,838 or $0.03 per share, and during the First Quarter 1997, the Company's net loss was $(297,900) or $(0.02) per share.